DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Curtis L. Mo curtis.mo@dlapiper.com T 650.833.2015 F 650.687.1170

January 17, 2016

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Tonya K. Aldave

Re:	ADOMANI, Inc.
Offering Statement on Form 1-A
Filed December 21, 2016
File No. 024-10656

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 27, 2016 (the “Letter”) in connection with the above-referenced offering statement on Form 1-A (the “Offering Statement”), filed by the Company on December 21, 2016. The Company is concurrently publicly filing an Amendment No. 4 to Offering Statement (“Amendment No. 4”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

General

1.	We note you and Boustead Securities, LLP submitted requests for qualification of this offering statement for 4:00 PM Eastern Time on December 27, 2016. Please confirm your understanding that we will not act on a request for qualification of this offering statement less than 21 calendar days after the public filing on EDGAR of the initial draft offering statement, all draft amendments, and related correspondence. Refer to Rule 252(d).

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully confirms its understanding that the Staff will not act on a request for qualification less than 21 calendar days after the public filing on EDGAR of the initial draft offering statement, all draft amendments and related correspondence.

January 17, 2016

Page Two

2.	Prior to requesting qualification of this offering statement, please include all information in the offering circular that is not permitted to be omitted under Rule 253(b). In this regard, you have omitted a bona fide price range and the volume of securities to be offered. Please revise accordingly.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has provided all information not permitted to be omitted under Rule 253(b) in Amendment No. 4.

3.	Prior to qualification, please file the form of underwriting agreement, the opinion and consent of DLA Piper LLP, and the testing the waters maters as exhibits to your offering statement. Please allow sufficient time for our review as we may have comments upon review of the exhibits.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has filed the form of underwriting agreement, the opinion and consent of DLA Piper LLP, and the testing the waters materials as exhibits to the Offering Statement in Amendment No. 4.

Very truly yours,

DLA Piper LLP (US)

/s/ Curtis L. Mo Curtis L. Mo
Partner

CLM